SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 10, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
NIRE: 53 3 0000622 9

Minutes of the Board of Directors’ Meeting,
Held on April 29, 2005

Date and time:

On the 29th of April, 2005, at 12:00 a.m.

Place:

In the city and state of Rio de Janeiro, at Av. Presidente Wilson, 231, 28° andar (parte).

Summons:

Summons made pursuant to the provisions of the sole paragraph of article 27 of Brasil Telecom S.A. (“BT” or “Company”)’s By-laws, by mail signed by the Board of Directors’ Chairman, Mr. Eduardo Seabra Fagundes, on April 19, 2005.

Presence:

The following effective members of the Company’s Board of Directors were present: Daniela Maluf Pfeiffer, Francisco Ribeiro de Magalhães Filho, Eduardo Cintra Santos, Ricardo Wiering de Barros and Rodrigo Bhering Andrade. Danielle Silbergleid Ninio, Board of Directors’ alternate member, and Luiz Otavio Nunes West, BT’s Fiscal Council representative, were also present.

Meeting’s board: Chairman: Mr. Eduardo Cintra Santos. Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Agenda:

To make a resolution on the payment, by the Company, of Interest on Shareholders’ Equity for fiscal year 2005.

Resolutions:

At the beginning of the meeting, the Board of Directors’ Chairman registered the receipt, by the members of this Board, of vote instructions addressed to the directors elected by Invitel S.A. (“Invitel”)’s designation, as a result of (i) Invitel’s Prior Meeting, held on April 28, 2005, at 9 a.m., and (ii) Prior Meeting of the subscribers of Brasil Telecom Participações S.A.’s vote agreement, held on April 28, 2005, at 9 a.m., both of them for the purposes of paragraphs 8 and 9 of Article 118 of Law 6,404/76. A copy of the vote instructions has been filed at BT’s headquarters.

It has been resolved by the directors present at the meeting that these minutes will be drafted in summarized form.

(1) In accordance with the approval granted by this Board in item “7” of the Meeting held on March 29, 2005, at 12:00 a.m., regarding the limit to the declaration of Interest on Shareholders’ Equity for fiscal year 2005, BT’s Executive Officers presented a proposal for payment of Interest on Shareholders’ Equity for fiscal year 2005.

Subsequently, the matter was voted and the Company’s Board of Directors members approved, by unanimous decision, the payment of Interest on Shareholders’ Equity for fiscal year 2005, to be made as of May 16, 2005, subject to the limit approved by the Company’s Board of Directors in item “7” of the Meeting held on March 29, 2005, at 12:00 a.m.

(2) All the proposals, studies and/or documents presented in this meeting have been duly initialed by the Chairman and by the Secretary and shall be filed at the Company’s headquarters.

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted, which, once read and approved, were signed by the present Directors.

I hereby certify that this is a true copy of the minutes transcribed in the proper book.

Rio de Janeiro, April 29, 2005.

Eduardo Cintra Santos	João Eduardo de Villemor Amaral Ayres
Meeting’s Chairman	Meeting’s Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer